EXHIBIT 16
June 7, 2006
Securities and Exchange Commission
Washington, DC 20549
Ladies and Gentlemen:
     We were previously principal accountants for Global Gold Corporation and, under the date March 28, 2006, we reported on the financial statements of Global Gold Corporation as of and for the two-year period ended December 31, 2005. On May 15, 2006, our appointment as principal accountants was terminated. We have read Global Gold Corporation’s statements included under Item 4.01 of its Form 8-K/A dated June 7, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Global Gold Corporation statements that 1) it has appointed Sherb & Co., LLP as its independent auditors, and 2) that Sherb & Co., LLP was not consulted regarding any of the matters or events set forth in Item 304(E)(2)(i) and (ii) of Regulation S-B.
Very truly yours,
/s/Allen G. Roth, P.A.